Filed by UnitedGlobalCom, Inc. pursuant to

Rule 425 under the Securities Act of 1933

Subject Company:  UnitedGlobalCom, Inc.

Commission File No. 000-49658

Subject Company:  Liberty Media International, Inc.

Commission File No. 000-50671

At the start of the unrecorded oral presentation at which he showed the following slides, Shane O’Neill, Chief Strategy Officer of UGC Europe, a subsidiary of UnitedGlobalCom, Inc. (“UGC”), alerted participants to the following legends contained on UGC’s website.

Additional Information

UnitedGlobalCom, Inc. (“UGC”) and Liberty Media International, Inc. (“LMI”) have filed a preliminary Joint Proxy Statement relating to their proposed merger as well as a related Schedule 13E-3. Liberty Global, Inc. (“Liberty Global”) plans to shortly file a Registration Statement on Form S-4 which will contain a Prospectus/Joint Proxy Statement with respect to the proposed merger. UGC AND LMI STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, copies of the Prospectus/Joint Proxy Statement and other related documents filed by the parties to the merger may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001.

Participants in Solicitation

UGC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from UGC’s stockholders in connection with the special meeting of stockholders to be held to approve the merger with LMI through the formation of a new holding company to be named Liberty Global. Information concerning UGC’s directors and executive officers and their direct and indirect interests in UGC and LMI is set forth in UGC’s and LMI’s preliminary Joint Proxy Statement filed with the SEC on March 29, 2005. A definitive proxy statement will be mailed to UGC stockholders when available. Stockholders may obtain these documents (when available) free of charge at the SEC’s website at www.sec.gov. In addition, copies of the definitive Prospectus/Joint Proxy Statement (when available) may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001. UGC STOCKHOLDERS SHOULD READ THE PROSPECTUS/JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING DECISION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Please visit http://www.unitedglobal.com for further information.

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Competing Infrastructures

“Navigating the Platform Wars in Europe”

[GRAPHIC]

Milia@MIPTV 2005, Cannes, France

April 13, 2005

[LOGO]

The Next 10 Minutes...	[GRAPHIC]

•                  Who is Liberty Global?

•                  What’s Happening?

•                  How Are We Responding?

•                  What Can We Do Together?

April 13, 2005	[LOGO]

Who is Liberty Global?	[GRAPHIC]

•                  Merger of UGC and Liberty Media International

•                  24 million homes passed in 18 countries

•                  15 million RGUs; 3.7 million voice & data subs

Liberty Global		Rationale

Scale

[LOGO]	[LOGO]	Simplicity

[LOGO]	[LOGO]	Liquidity

[LOGO]	Cash & Other Assets	Growth

April 13, 2005

What’s Happening?	[GRAPHIC]

Business strategies are colliding

Telcos	=>	Video	Satellite	=>	2-Way

Cable	=>	Voice	Mobile	=>	Content

[CHART]

Source: Gartner, Yankee, McKinsey, Screendigest (2004; W. Europe; residential revenue only)

April 13, 2005

Other Key Observations:

•      More alternative networks will emerge

•                  e.g. FTTH, power lines, WiMAX

•                  Everyone’s obsessed with wireless

•                  But it’s not a zero sum game

•                  Content wins either way

•                  But the “middleman” survives

•      Consumers will call the shots!

April 13, 2005

How Are We Responding?	[GRAPHIC]

Competition drives all of our key operating and strategic decisions

	Telcos	Network Upgrades

Triple Play	DSL Resellers	Product Innovation

	Cable	Bundling

	Satellite	Customer Service

Single Play	DTT	Footprint Expansion

	Mobile	Content

April 13, 2005

Integrated Product Strategy	[GRAPHIC]

The Digital Home

Video	Voice	Data

Content Leadership	Price Leadership	Product Leadership

“Best Content -	“Beat on Price –	“Meet on Price –

Go Digital”	More Features”	Beat on Speed”

Mobile	“Off-Net”

4 – Play	Nat’l Coverage

“Take your home with you”	“Compete head-to-head w/Telcos”

April 13, 2005

VoIP: The Next Big Thing	[GRAPHIC]

•                  Over 100,000 sales since Q4 launch in NL

•                  Bundle is pulling through data customers

•                  Aggressive roll-out schedule for Europe

Weekly VoIP Sales in The Netherlands

[CHART]

April 13, 2005

Our Content Strategy	[GRAPHIC]

[LOGO]
Pay TV				Services	Investments
Regional Specific		European/Global Focus			Content
Benelux	CEE	[LOGO]
[LOGO] [LOGO] NL Thematics Bouquet	[LOGO] [LOGO]	[LOGO] [LOGO] [LOGO] [LOGO]	[LOGO] [LOGO]	[LOGO] [LOGO]	• SBS (22%) • IPS (50%) • Poland: • Jetix (50%) • MTV (50%) • Sport 1 Hungary(25%)

Platform
• Telenet (14%) • Melita (50%) • Cyfra+ (25%) • Primacom (25%)

April 13, 2005

Zone Vision Overview	[GRAPHIC]

[GRAPHIC]

USA

[LOGO]

[LOGO]

3.5 million subscribers *

WESTERN EUROPE

[LOGO]

[LOGO]

13.3 million subscribers *

CENTRAL & EASTERN EUROPE

[LOGO]

[LOGO]

[LOGO]

[LOGO]

[LOGO]

16.6 million subscribers *

JAPAN

[LOGO]

0.6 million subscribers **

CHINA

[LOGO]

80 million subscribers *

ASIA
(including India)

[LOGO]

2.2 million subscribers *

MIDDLE EAST & AFRICA

[LOGO]

[LOGO]

1.9 million subscribers *

LATIN AMERICA

[LOGO]

[LOGO]

8.7 million subscribers *

* Actual figures as of December 2004

** As art launch Feb 2005

April 13, 2005

NL VoD Offer	[GRAPHIC]

TVoD Movies	[LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]
Delay TV	[LOGO] [LOGO] [LOGO] [LOGO]
SVoD Family Starter Pack	[LOGO] [LOGO] [LOGO] [LOGO] [LOGO]
Channels on Demand	[LOGO] [LOGO] [LOGO] [LOGO] [LOGO]
Premium Channels on Demand	[LOGO]	New Movie brand AKA C+	[LOGO]

April 13, 2005

Interactive Services	[GRAPHIC]

EPG’s

[GRAPHIC]

Interactive Content

[GRAPHIC]

Participation TV

[GRAPHIC]

Near Video on Demand / VoD

[GRAPHIC]

Interactive Advertising

[GRAPHIC]

April 13, 2005

What Can We Do Together?	[GRAPHIC]

The Way Forward

Invest

Innovate

Share

Educate

Stay Committed!

April 13, 2005